Exhibit 6.7

Partnership Agreement

Partners: Aainova Inc. & Kindara Inc.

Aginova Address: 3 Chambry Ct., Freehold, NJ 07728

Aginova Primary Contact: Ashok Sabata

Kindara Address: 1628 Walnut St., Boulder, CO 80302

Kindara Primary Contact: Will Sacks

Purpose

Kindara Inc. provides individuals the tools, knowledge and power to navigate their fertility and reproductive health. Aginova Inc. develops low power sensors and wireless sensors for consumer and business applications. The purpose of this agreement is for the Partners to finish engineering development on a basal body thermometer for fertility.

Agreement

1.   Confidentiality

Obligations Regarding Confidential Information

Each party agrees to protect the other's Confidential Information using at least the same degree of care that it uses to protect its own confidential information of similar importance, but no less than a reasonable degree of care. The recipient agrees to use the other's Confidential Information solely for the purpose of exercising its rights and performing its obligations under this partnership and agrees not to use the Confidential Information for any other purpose, or for its own or any third party's benefit, without the express prior written consent of an authorized representative of the disclosing party. The recipient further agrees not to disclose or disseminate the other's Confidential Information to anyone other than those of its employees and contractors who have a need to know and who are bound by a written agreement that prohibits unauthorized use or disclosure of the Confidential Information. The recipient may disclose the other's Confidential Information to the extent required by law, provided that it takes reasonable steps to notify the other of such requirement before disclosing the Confidential Information.

2.   Non-Compete

Kindara will not compete with Aginova in the sensor and wireless markets. Aginova will not compete with Kindara in the fertility and women's health market.

3.   Collaboration

Aginova will help Kindara finish engineering development on a Bluetooth based basal body thermometer .

Joint Development

Kindara has developed a functioning prototype that includes a unique industrial design. Aginova has developed the firmware and components for a fast response accurate blue tooth basal body oral thermometer. Aginova will develop the electronics including layouts for manufacturing, the firmware, tools for calibration, API layer for APP development.

Manufacturing

Kindara will manufacture Wink. Aginova may manufacture the temperature probe. Aginova will be responsible for all engineering costs related to producing a working and final manufacturable prototype (of the electronics) and main taining firmware and app API functionailty going forward. Kindara will be responsible for all costs related to QA and regulatory requirements.

4.   Terms

Kindara will own all rights to the product including firmware, layouts, circuit diagrams, BOM, calibration methods and algorithms, and app and BLE API sourcecode to be used in developing and maintaining the product only. Aginova intends to fund the work through internal funds. Kindara and Aginova will list the other as partner on their websites with web links. Kindara will also identify Aginova as a partner in promotion material.

License Fee

In exchange for transferring the rights to Kindara and maintaining the hardware design, firmware and API, Kindara will pay Aginova a fee/unit of Wink or any Kindara produced basal body thermometer sold. Payment schedule is as follows:

0 -1,000 units =	$10/unit
1,001 – 10,000 units=	$5/unit
10,001 – 50,000 units=	$3/unit
>50,001 units =	$2/unit

Sales and Marketing Rights

Kindara appoints Aginova the exclusive rights for the sale and marketing of the complete Wink solution in Japan, which includes Wink as well as a Japanese version of the APP. This right will last for 18 months from the date of this agreement, and can be renewed for unlimited 2-year terms thereafter with the approval of both Kindara and Aginova. Aginova will appoint agents, resellers, distributors and retailers in Japan to introduce the product to the market in Japan.

5.   Limitation Of Liability

EXCEPT TO THE EXTENT SUCH A LIMITATION IS PROHIBITED BY LAW, IN NO EVENT WILL THE PARTNERS WILL HOLD THE OTHER LIABLE FOR ANY INCIDENTAL , SPECIAL, INDIRECT, CONSEQUENTIAL, OR PUNITIVE DAMAGES ARISING OUT OF OR RELATING TO THIS COLLABORATION, WHETHER UNDER A THEORY OF CONTRACT , WARRANTY, TORT (INCLUDING NEGLIGENCE), PRODUCTS LIABILITY, OR OTHERWISE, EVEN IF THE PARTNER HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, AND NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY REMEDY. IN NO EVENT WILL PARTNER’S TOTAL LIABILITY FOR ALL DAMAGES UNDER AGREEMENT EXCEED THE AMOUNT OF US$50.00.

6.   Termination

This partnership will terminate for cause immediately and automatically:

•   if Partner fails to comply with any term of this agreement and fails to cure such breach within 30 days after becoming aware of or receiving notice of such breach;

•   if Partner, at any time during the Term of this agreement, commences an action for patent infringement against the other or takes any action inconsistent with Partner's sole legal and beneficial ownership of any of Partner's trademarks; or

•   if Licensee becomes insolvent, fails to pay its debts when due, or files or has filed against it a petition in bankruptcy.

Dispute Resolution

Any litigation or other dispute resolution between Partners arising out of or relating to this agreement, will take place in New Jersey, in the state and federal courts within that District with respect any such litigation or dispute resolution. This agreement will be governed by and construed and enforced under the laws of the United States and the State of New Jersey.

Accepted and agreed by their authorized representatives:

Aginova Inc.		Lincensee

By:	/s/ Ashok Sabata	By:	/s/ Will sacks
Name:	Ashok Sabata	Name:	Will sacks
Title:	President	Title:	CEO, Kindara
Date:	October 15, 2014	Date:	Oct 16 2014

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